

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Vladimir Vasilenko
Chief Executive Officer
Global Warming Solutions, Inc.
17891 McPhail Rd
Ontario, KOC 1S0 Canada

>   **Re: Global Warming Solutions, Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed January 14, 2021**
>   **File No. 000-53170**

Dear Mr. Vasilenko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed January 14, 2021

Business
Recent Transactions, page 5

1. We note your indication that you have entered into a letter of intent with Classic Electro, LLC for your subsidiary to be a distributor of retrofitting engine concept and universal electric mobility installation kit. You state here that there is no assurance at this time that this project will be implemented, that an actual agreement will be entered into, or if this project will be successful, however, your press release states otherwise where you state that you intend to open your own retrofitting centers, or create special arrangements with Auto Repair Shops by the beginning of 2021. Similarly your press release regarding your sodium-based battery states that you are in the final stages of filing a worldwide patent application, however, there is no mention of this event in your registration statement. Please advise. Also, revise to explain how you are financing the various projects you

describe here.

Business Strategy
Industry Overview
Cannabidiol (CBD) Industry, page 7

2.   We note your Business section disclosure on page 7 regarding the 2018 Farm Bill. In this regard, you disclose that the 2018 Farm Bill "legalized hemp farming, removing this plant rich in CBD from the Controlled Substance Act," and "allow[s] states to regulate hemp farming and move forward the industrialization of the hemp plant." However, the 2018 Farm Bill to which you appear to be referring does not allow states to exclusively regulate hemp farming and the distribution of hemp-derived products, and has many restrictions, including shared state and federal regulatory power over hemp cultivation and production. Please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived CBD products and oils. Please also amend your risk factor disclosure to include a discussion of the risks associated with the regulatory restrictions and legal status of hemp based products, including hemp-derived CBD products and oils. Include any limitations and risks related to state, federal, and FDA regulations. Your discussion should address regulations in Canada that impact your operations as well. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

3.   Your disclosure on page 7 indicates that, "The hemp-CBD market is projected to grow from just under $600 million in 2018 to $22 billion by 2022." Please provide support for this statement or revise to characterize it as your own belief.

Description of Business, page 7

4.   We note your indication that you purchased the domain name www.cbd.biz on October 23, 2019 from Paul Rosenberg and Overwatch Partners, Inc. However, we note that the Terms of Service at www.cbd.biz states that the web-site is operated and owned by mCig, Inc. Further, the most recent annual report on Form 10-K for mCig, Inc. states that the same domain name was sold to RedFern Biosystems, Inc. by mCig, Inc. on September 15, 2018. Please revise your disclosure to clarify whether you currently own and operate the web-site www.cbd.biz and, if so, tell us why the Terms of Service and disclosure we have cited suggests otherwise.

Customers, page 8

5.   We note your disclosure that approximately 93% of your sales for the nine months ended September 30, 2020 and 92% of your sales for the year ended December 31, 2019 were generated from one client in the country of Hungary. If applicable, file any material agreements you have with this customer as exhibits to this filing. Refer to Item 601(b)(10) of Regulation S-K.

Principal Products, page 8

6.   Identify the nature of the products you are selling through your web-site and clarify whether such products are attributable to your global warming or CBD/hemp line of business or both. If the revenue you have generated to date has been generated from product sales, rather than services, please revise your Results of Operations discussions for the period ended September 30, 2020 and December 31, 2019 to state as much.

Risk Factors, page 9

7.   Several of your risk factors are appear to be unrelated to your operations or this registration statement. Please revise or remove them. We note the following risk factors by way of example only:

  •   You include several risk factors that discuss the risks associated with your intent to consummate a business transaction with a target company, yet you do not disclose these plans elsewhere in your filing.

  •   You include risk factors that refer to "the net proceeds of this offering" and "investments in this offering" yet you are not offering any securities for sale in this registration statement.

  •   You include a risk factor that indicates that your common stock does not provide for voting of directors, however, your disclosure elsewhere suggests otherwise.

8.   The description of the experience of your executive officers and directors on pages 25-26 and your disclosure that your principal executive office is located in Ontario, Canada appear to indicate that your chief executive officer and directors are located outside of the United States. Please add a risk factor addressing the difficulty U.S. shareholders may face in effecting service of process against your officers and directors, enforcing judgments obtained in U.S. courts or foreign courts based on the civil liability provisions of the U.S. federal securities laws against them, and bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against them.

9.   Please add risk factor disclosure stating that your independent auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

10.   Please update your disclosure to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. For guidance, please refer to CF Disclosure Guidance Topic 9 and 9A, available on the Commission's website.

Liquidity and Capital Resources, page 24

11.   We note your ability to continue as a going concern is "dependent upon raising additional funds through debt and equity financing and generating revenue." Please disclose the amount you will need in the next twelve months to meet your short-term liquidity requirements.

Beneficial Ownership, page 25

12.   Update this information so that it reflects your beneficial holders as of the most recent practicable date. In this regard, it appears that the ownership amounts of these holders has changed since September 30, 2020, due to cancellations and issuances of shares since that date. Revise the rest of your registration statement for consistency, such as the risk factor on page 10 which currently states that you have a shareholder that owns 52.62% of your outstanding shares.

Signatures, page 31

13.   Please revise to include the Signatures text required by Form 10. Also, delete the undertakings disclosed on page 30.

General

14.   We note that you acquired the domain name, "www.cbd.biz," and other intangible assets from Paul Rosenberg and Overwatch Partners, Inc. on October 23, 2019. Please file the agreement as an exhibit pursuant to Item 601(b)(2) or (10) of Regulation S-K or provide us with an analysis supporting your determination that you are not required to do so.

15.   Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Carl G. Hawkins, Esq.